April 26, 2012

VIA EDGAR CORRESPONDENCE

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Responses to Comments on Post-Effective Amendments to the Registration Statements on Form N-1A of Midas Magic, Inc. (33-02847 and 811-04625), Midas Perpetual Portfolio, Inc. (002-57953 and 811-02474), and Midas Fund, Inc. (2-98229 and 811-4316)

Dear Ms. O’Neal-Johnson:

On behalf of the above-referenced registrants, set forth below are the comments that you provided by telephone on March 28, 2012 concerning Post-Effective Amendments Nos. 44, 77, and 47 to the Registration Statements on Form N-1A (the “Post-Effective Amendments”) of Midas Magic, Inc., Midas Perpetual Portfolio, Inc., and Midas Fund, Inc. (each a “Fund,” and collectively, the “Funds”), respectively, which were filed with the Securities and Exchange Commission (“SEC”) on February 29, 2012, and the Funds’ responses thereto.  Your comments are set forth below in italics and are followed by the Funds’ responses.  A copy of the updated Prospectus, which has been marked to show changes since the filing date, is attached hereto for your reference.  Unless defined herein, capitalized terms have the meanings assigned to them in the Post-Effective Amendments.

PROSPECTUS

1.	Summary Prospectus Legend

Please revise each Fund’s legend to remove the statement “as each may be supplemented from time to time” from the last sentence.

As discussed, each Fund will make the requested change commencing with its next Summary Prospectus.

2.	Midas Perpetual Portfolio, Inc. - Fund Summary

a.   Fees and Expenses of the Fund - Annual Fund Operating Expenses

Please confirm that the fee waiver agreement is for a period no less than one year from the effective date of the Fund’s registration statement.

The fee waiver agreement is for the period that is one year from the effective date of the Fund’s next registration statement (see page 3).

Pursuant to the instructions under Item 3 of Form N-1A, please revise footnote 2 to remove the statement “[t]he investment manager may continue such waiver after April 29, 2012 but is not contractually obligated to do so.”

The Fund has made the requested change (see page 3).

b.   Investments, Risks, and Performance - Principal Risks of Investing in the Fund

Please conform the disclosure describing the risks associated with concentration with paragraph 7 of the Fund’s fundamental investment restrictions which provides that the Fund may not purchase any securities, other than obligations of domestic branches of U.S. or foreign banks, or the U.S. Government or its agencies or instrumentalities, if, immediately after such purchase, more than 25% of the value of the Fund’s total assets would be invested in the securities of issuers in the same industry.

To conform with the Fund’s fundamental investment restrictions, the Fund has removed the disclosure describing risks associated with concentration (see page 4).

Please describe the Fund’s credit quality and maturity strategies with respect to its investments in fixed income securities.

The Fund has added the following sentence to the end of the paragraph describing the risks associated with investments in fixed income securities (see page 5):

Although the Fund may invest in fixed income securities of any credit quality or maturity, it has no current intention of investing more than 5% of its total assets in fixed income securities rated less than investment grade.

c.   Investments, Risks, and Performance – Past Performance

Please revise each reference to a Lipper index in the table under “Average annual total return for the periods ended December 31, 2011” to remove the statement “reflects no deduction for fees, expenses, or taxes.”

The Fund has made the requested change (see page 6).

3.	Midas Fund, Inc. - Fund Summary

a.   Investments, Risks, and Performance - Principal Investment Strategies of the Fund

Please confirm that the disclosure regarding the Fund’s use of derivatives is consistent with the guidance provided in the Securities and Exchange Commission’s letter dated July 30, 2010 from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to the Investment Company Institute.

The Fund has assessed the accuracy and completeness of its disclosure regarding its use of derivatives and confirms that such disclosure is consistent with the guidance provided in the Securities and Exchange Commission’s letter dated July 30, 2010 from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to the Investment Company Institute.

4.	Midas Magic, Inc. - Fund Summary

a.   Investments, Risks, and Performance

With respect to fixed income securities, foreign investments, and small capitalization stocks, please conform the principal risks of investing in the Fund to its principal investment strategies.

The Fund has revised the disclosure under “Principal Investment Strategies of the Fund” to include the following (see page 11):

The Fund may invest in fixed income securities of any issuer, including U.S. Government Securities, of any credit quality or maturity, although it has no current intention of investing more than 5% of its total assets in fixed income securities rated less than investment grade.

Additionally, the Fund has included the following disclosure under “Principal Risks of Investing in the Fund” (see page 12):

Foreign Investment.  Investments in the securities of foreign issuers involve certain considerations and risks not ordinarily associated with investments in securities of domestic issuers.  Foreign companies are not generally subject to the same accounting, auditing, and financial standards and requirements as those applicable to U.S. companies.  There may be less publicly available information about a foreign company than a U.S. company.  Investments in foreign securities could expose the Fund to the direct or indirect consequences of political, social, or economic changes in the countries that issue the securities or in which the issuers are located.  With respect to certain countries, there are risks of expropriation, confiscatory taxation, political or social instability, or diplomatic developments that could affect assets of the Fund held in those foreign countries.  If the value of any foreign currency in which the Fund’s investments are denominated declines relative to the U.S. dollar, the value of the Fund’s investments is expected to decline proportionately.   In addition, a portfolio that includes foreign securities can expect to have a higher expense ratio because of the increased transaction costs on non-U.S. securities markets and the increased costs of maintaining the custody of foreign securities.

Small Capitalization.  The Funds may invest in companies that are small or thinly capitalized and may have a limited operating history.  Small capitalization stocks are more vulnerable than stocks of larger companies to adverse business or economic developments.  The securities of small companies generally are less liquid.  During broad market downturns, the Fund’s net asset value may fall further than those of funds investing in larger companies.  Full development of small capitalization companies takes time, and for this reason, among others, the Fund should be considered a long term investment and not a vehicle for seeking short term profit.

Fixed Income Securities.  The Fund may invest in fixed income securities that are affected by changes in interest rates.  When interest rates rise, the prices of fixed income securities typically fall in proportion to their maturities.  Fixed income securities are also subject to credit risk, i.e., the risk that an issuer of securities will be unable to pay principal and interest when due or that the value of the security will suffer because investors believe the issuer is less able to pay.  Many fixed income securities, especially those issued at high interest rates, provide that the issuer may repay them early.  If issuers exercise this right, holders of these types of callable securities may not benefit fully from the increase in value that other fixed income securities experience when rates decline.

Please confirm that the disclosure regarding the Fund’s use of derivatives is consistent with the guidance provided in the Securities and Exchange Commission’s letter dated July 30, 2010 from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to the Investment Company Institute.

The Fund has assessed the accuracy and completeness of its disclosure regarding its use of derivatives and confirms that such disclosure is consistent with the guidance provided in the Securities and Exchange Commission’s letter dated July 30, 2010 from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to the Investment Company Institute.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions – Midas Perpetual Portfolio

With respect to paragraph 7 under the Fund’s fundamental investment restrictions, the Fund may not purchase any securities, other than obligations of domestic branches of U.S. or foreign banks, or the U.S. Government or its agencies or instrumentalities, if, immediately after such purchase, more than 25% of the value of the Fund’s total assets would be invested in the securities of issuers in the same industry. At the Fund’s next meeting of shareholders, please include a proposal to revise such investment restriction to provide that the Fund may not purchase any securities, other than obligations of the U.S. Government or its agencies or instrumentalities, if, immediately after such purchase, more than 25% of the value of the Fund’s total assets would be invested in the securities of issuers in the same industry.

At the Fund’s next meeting of shareholders, the Fund will include a proposal to eliminate the reference to domestic branches of U.S. or foreign banks.

*           *           *           *           *

Each Fund acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments on these matters, or any questions, please contact me at (212) 480-6432, extension 208, or jramirez@midasfunds.com.

Sincerely,

/s/ John F. Ramírez
Associate General Counsel

cc:           Thomas Winmill
Midas Management Corporation

Fatima Sulaiman, Esq.
K&L Gates LLP